

40-33
811-6463

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.



August 15, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by
A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and
A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **The T. Rowe Price and AIM Defendants' Memorandum In Support of Their Motion To Dismiss The First Amended Complaint** and **The T. Rowe Price and AIM Defendants' Motion To Dismiss the First Amended Complaint Pursuant to 735 ILCS 5/2-615 and 5/2-619(a)(1)** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
AUG 2 2 2007
THOMSON
FINANCIAL

Enclosures

cc: Ms. Kimberly Garber, SEC – Fort Worth
Ms. Sandra Gonzalez, SEC – Fort Worth





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IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

T.K. PARTHASARTHY, individually and on behalf of all others similarly situated,

Plaintiffs,

vs.

T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al.,

Defendants.

Case No.: 03-L-1253

THE T. ROWE PRICE AND AIM DEFENDANTS' MEMORANDUM IN SUPPORT OF THEIR MOTION TO DISMISS THE FIRST AMENDED COMPLAINT

The T. Rowe Price and AIM Defendants submit this Memorandum in Support of their Motion to Dismiss the First Amended Complaint on the ground that the Securities Litigation Uniform Standards Act, 15 U.S.C. § 77p(b) and § 78bb(f)(1) ("SLUSA"), bars the maintenance of Plaintiffs' State law claims in any State or Federal court and, accordingly, they must be dismissed with prejudice.

SLUSA: THE APPLICABLE LAW

SLUSA provides, in pertinent part:

> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging—
> (1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or
> (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security.

15 U.S.C. § 77p(b) and § 78bb(f)(1). These conditions are satisfied in this case, i.e. Plaintiffs' covered class action is based on State law and alleges a misrepresentation or omission of a

material fact or the use of a manipulative or deceptive device in connection with the purchase or sale of a covered security (i.e. mutual fund share). Accordingly, this action is barred by SLUSA, and must be dismissed.

A. Parthasarathy in the Federal court

During the pendency of this action in the Federal court (prior to remand), Judge David R. Herndon of the United States District Court for the Southern District of Illinois, held that, if removal to the Federal court was proper, the action was barred by SLUSA. However, due to a procedural defect in removal, the action had to be remanded to State court for final disposition. Thus, Judge Herndon wrote, in a Memorandum and Opinion staying the proceedings, as follows:

> The Court sua sponte will stay these proceedings [i.e. the cases against T. Rowe Price and AIM]. **If the appeals in Dudley and Potter** [two cases identical to *Parthasarathy*] **ultimately result in reversal of the remand orders in those cases, these consolidated cases** [i.e. the cases against T. Rowe Price and AIM] **will be dismissed.** *See Potter*, 2007 WL 1056676, at **3-9 **(explaining why claims substantially identical to the claims at bar are precluded under SLUSA)**; *Spurgeon*, 2007 WL 685943, at **4-6 (same). If, however, the remand orders are permitted to stand, the Court will remand the instant claims to state court for ultimate resolution of the issue of whether the claims are precluded under SLUSA and, **presumably, dismissal pursuant to the statute**.

Parthasarathy v. *T. Rowe Price Int'l Funds, Inc.*, 2007 WL 1532104, at *2 (S.D. Ill. May 24, 2007) (emphasis added). That holding either is, or comes very close to constituting, "law of the case", and thus, should be adhered to by this Court. *See Potter* v. *Janus Inv. Fund*, 483 F. Supp. 2d 692, 708-09 (S.D. Ill. 2007); *Borowiec* v. *Gateway 2000, Inc.*, 209 Ill. 2d 376, 421 n.5, 808 N.E.2d 957, 983 n.5 (2004); *People* v. *Bean*, 137 Ill. 2d 64, 141, 560 N.E.2d 258, 292-93 (1990).

B. Potter in the Federal court

In *Potter v. Janus Investment Fund*, an identical action brought by the same Plaintiff's counsel, Judge Herndon, expressly found that "[p]laintiffs' claims are within the scope of

SLUSA preclusion." *Potter,* 483 F. Supp. 2d at 703. Judge Herndon, however, remanded *Potter* to State court on other grounds. Judge Herndon assumed (correctly) that Defendants would re-file their SLUSA preclusion motion in State court, and advised that the State court should not veer from his determination on SLUSA preclusion.

> The Court's determination that Plaintiffs' claims are precluded by SLUSA, though not reviewable and thus not absolutely binding on the state court nonetheless establishes the law of the case, from which the state court should not depart without compelling reasons to do so.
>
> The doctrine contemplates that what is done at one stage of a case will not be set aside lightly at a later stage of the case.

Id. at 708 (citations omitted). The reasoning in *Potter* is equally applicable to this action. *See Parthasarathy*, 2007 WL 1532104 at *1.

1. "in connection with the purchase or sale of a covered security" –

Judge Herndon, in *Potter*, correctly found that the Supreme Court decision in *Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit*, 126 S. Ct. 1503 (2006), mandated that "[i]n this instance it is clear that Plaintiffs' state-law claims coincide with alleged securities fraud." *Potter*, 483 F. Supp. 2d at 702.

> [U]nder the recent decision of the United States Supreme Court in *Dabit*, it is clear that the claims asserted in the matter at bar are within the scope of SLUSA .... [T]he [Supreme] Court held that, to establish that a misrepresentation or omission was made "in connection with the purchase or sale of a covered security" for SLUSA purposes, it is enough that the conduct alleged by a plaintiff to violate state law "'coincide' with a securities transaction – whether by the plaintiff or someone else." "The requisite showing, in other words, is 'deception ... in connection with the purchase or sale of any security, ... not deception of an identifiable purchaser or seller.'"

Id. at 701-02 (citations omitted). *See also Spurgeon* v. *Pacific Life Ins. Co.*, 2007 WL 685943 at *4 (S.D. Ill. Mar. 6, 2007).

2. **"an untrue statement or omission of a material fact" and "manipulative or deceptive device or contrivance" -**

Judge Herndon, in *Potter*, further found that the "gravamen of the claims in this case is that Defendants made omissions of material fact in connection with the sale or purchase of covered securities ...." *Potter*, 483 F. Supp. 2d at 699.

> The Court has no difficulty concluding that the claims in this case are within the scope of SLUSA. Under SLUSA, "[t]he element of a misrepresentation or omission of a material fact is satisfied when ... a plaintiff alleges a misrepresentation ... concerning the value of the securities ... sold or the consideration received in return."
>
> * * *
>
> As discussed, the applicability of SLUSA preclusion in this instance does not hinge on whether the omissions at issue were made with intent to deceive or not, provided the alleged omissions were made in connection with purchases or sales of covered securities. Because the substance rather than the form of Plaintiffs' claims concerns material omissions in connection with purchases or sales of covered securities, those claims are within the scope of preclusion under SLUSA.

Id. at 699-700 (citations omitted). *See also Mehta* v. *AIG Sunamerica Life Assur. Co.*, 437 F. Supp. 2d 439, 443-44 (D. Md. 2006); *In re Mut. Funds Inv. Litig.*, 384 F. Supp. 2d 845, 871-72 (D. Md. 2005) (court overseeing coordinated market-timing actions dismisses all State law claims as barred by SLUSA).

C. Dabit

Plaintiffs have argued, in the past, that theirs is a "holder" class action and, as such, outside the reach of SLUSA. The Supreme Court, in *Dabit*, rejected this distinction.[1] Moreover,

---

[1] "The holder class action that respondent tried to plead, and that the Second Circuit envisioned, is distinguishable from a typical Rule 10b-5 class action.... For purposes of SLUSA pre-emption, that distinction is irrelevant ...." 126 S. Ct. at 1515.

in *Kircher* v. *Putnam Funds Trust* ("*Kircher III*"), 126 S. Ct. 2145 (2006), the Supreme Court expressed its confidence that this Court would apply *Dabit*:

> Here, we have no reason to doubt that the state court will duly apply *Dabit*'s holding that holder claims are embraced by subsection (b), but any claim of error on that point can be considered on review by this Court.

Kircher III, 126 S. Ct. at 2157.[2]

In *Dabit*, the Supreme Court gave an unqualified endorsement to the reasoning and rationale of *Kircher* v. *Putnam Funds Trust* ("*Kircher II*"), 403 F.3d 478 (2005), *vac.o.g.*, 126 S. Ct. 2145 (2006), decided by the Seventh Circuit. The allegations in this action are the <u>same</u> as those which the Seventh Circuit, in *Kircher II*, found were barred by SLUSA. From this, it follows that the reasoning and analysis in *Kircher II*, endorsed by *Dabit*, compels the dismissal of this action.

In endorsing the Opinion of the Seventh Circuit in *Kircher II*, Justice Stevens wrote (126 S. Ct. at 1507):

> The background, the text, and the purpose of SLUSA's pre-emption provision all support the broader interpretation adopted by the Seventh Circuit.

At a later point in the Opinion, Justice Stevens wrote (at 1509):

> The magnitude of the federal interest in protecting the integrity and efficient operation of the market for nationally traded securities cannot be overstated.

At a still later point in the Opinion, Justice Stevens wrote (at 1513-14):

> The presumption that Congress envisioned a broad construction follows not only from ordinary principles of statutory

---

[2] A decision by the United States Supreme Court is binding on this Court. *Moore's Federal Practice 3d*, § 134.02[4][a] ("All state courts owe obedience to the Supreme Court in matters of federal law ...."). *See also Baltimore & Ohio R.R. Co.* v. *Mosele*, 67 Ill. 2d 321, 338, 368 N.E.2d 88, 96 (1977) ("fundamental that the decisions of the United States Supreme Court control State courts in actions under this [federal] statute."); *Brown* v. *Cunningham*, 303 Ill. App. 307, 310, 25 N.E.2d 113, 114 (1940).

construction but also from the particular concerns that culminated in SLUSA's enactment. A narrow reading of the statute would undercut the effectiveness of the 1995 Reform Act and thus run contrary to SLUSA's stated purpose, viz., "to prevent certain State private securities class action lawsuits alleging fraud from being used to frustrate the objectives" of the 1995 Act. SLUSA § 2(5), 112 Stat. 3227. As the *Blue Chip Stamps* Court observed, class actions brought by holders pose a special risk of vexatious litigation. 421 U.S., at 739, 95 S.Ct. 1917. It would be odd, to say the least, if SLUSA exempted that particularly troublesome subset of class actions from its pre-emptive sweep. See *Kircher*, 403 F.3d, at 484.

Although *Kircher II* was vacated and remanded on other grounds, it is hard to imagine a stronger affirmation of the principles of *Kircher II* than the one provided by Justice Stevens writing for a unanimous Supreme Court in *Dabit*.

THE FIRST AMENDED COMPLAINT

The First Amended Complaint alleges that Defendants made misrepresentations or omissions of material facts and used manipulative or deceitful devices coinciding with purchases and sales of shares of the T. Rowe Price and AIM Funds. For instance, it alleges that Defendants did not do what the prospectuses of the Funds stated they actually did do, i.e., while the prospectuses stated that Defendants operated the Funds for the benefit of long-term growth, the Complaint alleges that, in actuality, the Defendants knowingly operated the Funds for the benefit of short-term traders at the expense of long-term growth. The Complaint alleges that:

> **Defendant[s] operate** [the Funds] as an open end mutual **fund with the stated goal of providing long term capital growth to investors who hold shares of the fund**. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

(¶ 67 (T. Rowe Price), ¶ 80 (AIM)).[3]

---

[3] Attached as Exhibit A are pages of the prospectuses of the Funds which state they are seeking to provide long term capital growth, and describe procedures which Plaintiffs allege are contrary to what Plaintiffs say Defendants did. Complaint, ¶¶ 73(ii), 90(iii).

The Complaint, however, alleges that Defendants' operation of the Funds was contrary to this representation in the prospectuses. For instance, the Complaint alleges that Defendants:

- allow[ed] portfolio valuation and share pricing policies and procedures which benefited market timing traders ... **at the expense of long term traders** (¶ 73(iii) (T. Rowe Price), ¶ 90(iv) (AIM));
- by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, **Defendants have exposed long term shareholders** to market timing traders (¶¶ 38, 42); and
- fail[ed] to implement [Defendants'] portfolio valuation and share pricing policies and procedures (¶ 73(ii) (T. Rowe Price), ¶ 90(iii) AIM)).

The Complaint also alleges that:

> [t]he NAVs [net asset values] set by Defendants do not take into account on a daily basis any price relevant information that has become available ... (¶ 37; see also ¶¶ 40, 43 and 44).[4]

Those same allegations of misrepresenting the value of the shares of funds have triggered the preemptive application of SLUSA. *See, e.g. Mehta.*, 437 F. Supp. 2d at 443-44. A copy of a complaint in *Mehta,* with its virtually identical allegations (particularly ¶¶ 29, 32, 63, 70(iii)) is attached as Exhibit B.

Finally, as Judge Herndon held in *Potter*, "scienter is not a requirement for preclusion under" SLUSA. 483 F. Supp. 2d at 700 n.3. Nevertheless, the Complaint alleges any state of mind that may be required for coverage by SLUSA. *See id.* ("in truth some of the allegations of Plaintiffs' complaint concerning Defendants' gross negligence with respect to protecting fund investors from market-timing practices strongly suggest recklessness of the kind rising to the level of scienter."). *See also Mehta*, 437 F. Supp. 2d at 442 ("negligence" claims like those of

[4] Merely because Plaintiffs have not used the talismanic words "fraud", "misrepresentation", "omission of material facts" or "manipulative or deceitful devices", does not enable them to escape the preemptive effect of SLUSA. Plaintiff's characterization of their own claims does not save them from dismissal under SLUSA. *See Potter*, 483 F. Supp. 2d at 697-98, 702-03; *Rowinski v. Salomon Smith Barney, Inc.*, 398 F.3d 294, 300 (3d Cir. 2005)("preemption [turns] on whether the SLUSA prerequisites are 'alleged' in one form or another," not on the "essential legal elements of a claim."); *Dudek v. Prudential Sec., Inc.*, 295 F.3d 875, 879-80 (8th Cir. 2002).

Plaintiffs precluded by SLUSA); *Prof'l Mgmt. Assocs. Employees' Profit Sharing Plan v. KPMG LLP*, 335 F.3d 800, 803 (8th Cir. 2003) ("negligence" claim preempted by SLUSA because it "implicitly allege[d] ... misrepresentative and omissions ... in connection with the purchase of securities").

CONCLUSION

The First Amended Complaint must be dismissed with prejudice because SLUSA bars its maintenance in any State or Federal court.

Dated: August 10, 2007

ARMSTRONG TEASDALE LLP

By: 

Raymond R. Fournie, #3126094
Glenn E. Davis, #6184597
Lisa M. Wood, #6202911
Jacqueline Ulin Levey, #6276863
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

OF COUNSEL:

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

ATTORNEYS FOR DEFENDANTS
T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL, INC., AIM INTERNATIONAL FUNDS, INC. AND A I M ADVISORS, INC.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 10th day of August, 2007:

George A. Zelcs
Korein Tillery
205 North Michigan Plaza, Suite 1950
Chicago, IL 60601

Attorneys for Plaintiffs

Gordon R. Broom
Gary A. Meadows
Troy A. Bozarth
Hepler, Broom, MacDonald, Hebrank, True & Noce, LLP
103 W. Vandalia St., Suite 300
Edwardsville, IL 62025

Attorneys for Defendant Artisan Partners Limited Partnership

Stephen M. Tillery
Christine J. Moody
Korein Tillery
505 N. 7th Street, Suite 3600
St. Louis, MO 63101

Attorneys for Plaintiffs

John W. Rotunno
Kenneth E. Rechtoris
Bell, Boyd & Lloyd LLC
70 W. Madison Street, Suite 3100
Chicago, IL 60602-4207

Attorneys for Defendant Artisan Partners Limited Partnership

Robert L. King
505 N. 7th Street, Suite 3600
St. Louis, MO 63101

Attorney for Plaintiffs

Robert H. Shultz, Jr.
Richard K. Hunsaker
Heyl, Royster, Voelker & Allen
100 W. Vandalia Street, Suite 100
Edwardsville, IL 62025

Attorneys for Defendant Artisan Funds, Inc.

Klint L. Bruno
209 South LaSalle Street, Suite 701
Chicago, IL 60604

Attorney for Plaintiffs

David O. Stewart
Thomas B. Smith
Ropes & Gray LLP
700 12th Street, N.W., Suite 900
Washington, DC 20005

Attorneys for Defendant Artisan Funds, Inc.



EXHIBIT A

March 1, 2003 PROSPECTUS

T. ROWE PRICE

International Funds—Equity Portfolios

A choice of global, international, and regional stock funds for investors seeking long-term capital growth by diversifying beyond U.S. borders.



The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

International Growth & Income Fund

Objective: The fund seeks long-term growth of capital and reasonable income through investments primarily in the common stocks of well-established, dividend-paying non-U.S. companies.

Strategy: We expect to invest substantially all of the fund's assets outside the U.S. and to diversify broadly, primarily among the world's developed countries. The fund will invest primarily (at least 65% of total assets) in the stocks of dividend-paying, large, well-established companies that have favorable prospects for capital appreciation, as determined by T. Rowe Price International. Investments in emerging markets will be modest and limited to more mature developing countries.

In selecting common stocks, we combine proprietary quantitative analysis with bottom-up research and a global, regional, and country outlook. Our investing style reflects both a growth and a value orientation, although in general we place less emphasis on above-average earnings growth and more on "value" characteristics such as above-average dividend yields or below-average price/earnings or price/book value ratios. Valuation factors often influence our allocations among large-, mid-, or small-cap shares. Country allocation is driven largely by stock selection, though we may limit investments in markets that appear to have poor overall prospects.

International Stock Fund

Objective: The fund seeks long-term growth of capital through investments primarily in the common stocks of established, non-U.S. companies.

Strategy: The fund expects to invest substantially all of the fund's assets in stocks outside the U.S. and to diversify broadly among developed and emerging countries throughout the world. Stock selection reflects a growth style. We may purchase the stocks of companies of any size, but our focus will typically be on large and, to a lesser extent, medium-sized companies. Normally, at least 80% of the fund's net assets will be invested in stocks.

Regional or country funds:

Emerging Europe & Mediterranean Fund

Objective: The fund seeks long-term growth of capital through investments primarily in the common stocks of companies in the emerging market countries of Europe and the Mediterranean region.

Strategy: The fund expects to make substantially all of its investments (normally at least 80% of net assets) in the emerging markets of Europe, including Eastern Europe and the former Soviet Union, and the Mediterranean region, including

INFORMATION ABOUT ACCOUNTS IN T. ROWE PRICE FUNDS

2

As a T. Rowe Price shareholder, you will want to know about the following policies and procedures that apply to all accounts in the T. Rowe Price family of stock, bond, and money market funds.

PRICING SHARES AND RECEIVING SALE PROCEEDS

How and when shares are priced

The share price (also called "net asset value" or NAV per share) for all funds except the Japan Fund is calculated at the close of the New York Stock Exchange, normally 4 p.m. ET, each day that the exchange is open for business. (See the following section for information on the Japan Fund.) To calculate the NAV, a fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. Market values are used to price stocks and bonds. Amortized cost is used to price securities held by money market funds.

The securities of funds investing in foreign markets are usually valued on the basis of the most recent closing market prices at 4 p.m. ET. Most foreign markets close before that time. For securities primarily traded in the Far East, for example, the most recent closing prices may be as much as 15 hours old at 4 p.m. Normally, developments that could affect the values of portfolio securities that occur between the close of the foreign market and 4 p.m. ET will not be reflected in a fund NAV. However, if a fund determines that such developments are so significant that they will, in its judgment, clearly and materially affect the value of the fund's securities, the fund may adjust the previous closing prices to reflect what it believes to be the fair value of the securities as of 4 p.m. ET. A fund may fair value securities in other situations, for example, when a particular foreign market is closed but the fund is open.

- ***The various ways you can buy, sell, and exchange shares are explained at the end of this prospectus and on the New Account Form. These procedures may differ for institutional and employer-sponsored retirement accounts.***

How your purchase, sale, or exchange price is determined

If we receive your request in correct form by 4 p.m. ET, your transaction will be priced at that day's NAV. If we receive it after 4 p.m., it will be priced at the next business day's NAV.

We cannot accept orders that request a particular day or price for your transaction or any other special conditions.

<DOCUMENT>
<TYPE>497
<SEQUENCE>1
<FILENAME>h06179re497.txt
<DESCRIPTION>AIM INTERNATIONAL FUNDS, INC. - 497(C)
<TEXT>
<PAGE>

AIM EUROPEAN GROWTH FUND

July 21, 2003

Prospectus

AIM European Growth Fund seeks to provide long-term growth of capital.

This prospectus contains important information about the Class A, B, C and R shares of the fund. Please read it before investing and keep it for future reference.

As with all other mutual fund securities, the Securities and Exchange Commission has not approved or disapproved these securities or determined whether the information in this prospectus is adequate or accurate. Anyone who tells you otherwise is committing a crime.

An investment in the fund:
- is not FDIC insured;
- may lose value; and
- is not guaranteed by a bank.

YOUR GOALS. OUR SOLUTIONS. [AIM INVESTMENTS LOGO APPEARS HERE]
--Servicemark-- --Servicemark--

<PAGE>

AIM EUROPEAN GROWTH FUND

TABLE OF CONTENTS

<Table>
<S> <C>

Case No. 03-L-1253
Page 14 of 30

</Table>

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus, and you should not rely on such other information or representations.

<PAGE>

AIM EUROPEAN GROWTH FUND

INVESTMENT OBJECTIVE AND STRATEGIES

The fund's investment objective is long-term growth of capital. The investment objective of the fund may be changed by the Board of Directors without shareholder approval.

The fund seeks to meet its objective by investing, normally, at least 80% of its assets in securities of European companies. The fund considers various factors when determining whether a company is in Europe, including whether (1) respectively, into which you exchanged for the purpose of calculating contingent deferred sales charges (CDSC) if you later redeem the exchanged shares. If you redeem Class B or Class C shares acquired by exchange via a tender offer by AIM Floating Rate Fund, you will be credited with the time period you held the Class B or Class C shares of AIM Floating Rate Fund for the purpose of computing the early withdrawal charge applicable to those shares.

EACH AIM FUND AND ITS AGENTS RESERVE THE RIGHT AT ANY TIME TO:

- REJECT OR CANCEL ALL OR ANY PART OF ANY PURCHASE OR EXCHANGE ORDER;
- MODIFY ANY TERMS OR CONDITIONS OF PURCHASE OF SHARES OF ANY AIM FUND;
- REJECT OR CANCEL ANY REQUEST TO ESTABLISH THE SYSTEMATIC PURCHASE PLAN AND SYSTEMATIC REDEMPTION PLAN OPTIONS ON THE SAME ACCOUNT; OR
- SUSPEND, CHANGE OR WITHDRAW ALL OR ANY PART OF THE OFFERING MADE BY THIS PROSPECTUS.

PRICING OF SHARES

DETERMINATION OF NET ASSET VALUE

The price of each AIM Fund's shares is the fund's net asset value per share. The AIM Funds value portfolio securities for which market

quotations are readily available at market value. The AIM Funds' short-term investments are valued at amortized cost when the security has 60 days or less to maturity. AIM Money Market Fund and AIM Tax-Exempt Cash Fund value all of their securities at amortized cost. AIM High Income Municipal Fund, AIM Municipal Bond Fund and AIM Tax-Free Intermediate Fund value variable rate securities that have an unconditional demand or put feature exercisable within seven days or less at par, which reflects the market value of such securities.

The AIM Funds value all other securities and assets at their fair value. Securities and other assets quoted in foreign currencies are valued in U.S. dollars based on the prevailing exchange rates on that day. In addition, if, between the time trading ends on a particular security and the close of the customary trading session of the NYSE, events occur that may materially affect the value of the security, the AIM Funds may value the security at its fair value as determined in good faith by or under the supervision of the Board of Directors or Trustees of the AIM Fund. The effect of using fair value pricing is that an AIM Fund's net asset value will be subject to the judgment of the Board of Directors or Trustees or its designee instead of being determined by the market. Because some of the AIM Funds may invest in securities that are primarily listed on foreign exchanges that trade on days when the AIM Funds do not price their shares, the value of those funds' assets may change on days when you will not be able to purchase or redeem fund shares.

Each AIM Fund determines the net asset value of its shares on each day the NYSE is open for business, as of the close of the customary trading session, or any earlier NYSE closing time that day. AIM Money Market Fund also determines its net asset value as of 12:00 noon Eastern Time on each day the NYSE is open for business.

TIMING OF ORDERS

You can purchase, exchange or redeem shares during the hours of the customary

EXHIBIT B

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

EDMUND WOODBURY, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	No. 1:04-CV-3944-JFM
vs.	)	CLASS ACTION
NATIONWIDE LIFE INSURANCE COMPANY,	)	JURY TRIAL DEMANDED
Defendant.	)	

FIRST AMENDED COMPLAINT

Plaintiff EDMUND WOODBURY, individually and on behalf of others similarly situated, states as follows for his First Amended Complaint against Defendant, NATIONWIDE LIFE INSURANCE COMPANY ("NATIONWIDE"):

THE PARTIES

1. Plaintiff EDMUND WOODBURY is a resident of Godfrey, Illinois, in Madison County.

2. At all times relevant to this Complaint, Plaintiff owned a Nationwide Individual Flexible Purchase Payment Deferred Variable Annuity.

3. Defendant NATIONWIDE is an Ohio corporation with its principal place of business in Columbus, Ohio.

4. NATIONWIDE maintains investor relationships with clients in Madison County, Illinois, communicates regularly with them by mail and maintains an interactive website to communicate with clients, including clients in Madison County.

5. The transactions which are the subject of this First Amended Complaint occurred in part in Madison County, Illinois.

NATIONWIDE'S VARIABLE ANNUITY FUNDS

6. People invest in variable annuities for the same reasons people invest in mutual funds: their investment is pooled with those of thousands of other investors thereby achieving economies of scale that

investors could not otherwise enjoy individually. For instance, investors can be collectively invested in a far more richly diversified portfolio of securities than they would be able to invest in individually; collectively they enjoy the benefits of professional management of their funds (such as investment research and daily monitoring of markets and securities) for a miniscule fraction of the cost they would pay individually because the costs are spread among thousands of investors; and, because large blocks of securities are traded on behalf of thousands of investors, trading transactional costs are vastly reduced because the transactional costs for the single "collective investor" are also spread among the thousands of actual investors invested in the fund. In addition, investors in variable annuities enjoy tax deferment on their investment, as well as a death benefit.

7. The Nationwide annuities which are the subject of this First Amended Complaint consist of a "separate account" in which NATIONWIDE keeps investors' assets separate from NATIONWIDE'S own assets.

8. Investors' funds in the separate account are the property of the investors and not the property of NATIONWIDE.

9. Each annuity's separate account is further divided into multiple sub-accounts, each of which corresponds to a single mutual fund.

10. Investors' funds in the sub-accounts are the property of the investors and not the property of NATIONWIDE.

11. NATIONWIDE invests the investors' funds in each sub-account in that sub-account's corresponding mutual fund. These mutual funds are maintained exclusively for variable annuity or variable life insurance products, although they often bear names very similar to those of retail mutual funds.

12. Because the funds in the sub-accounts are investors' funds, when NATIONWIDE invests those funds in a mutual fund, the investors are the real owners of the shares of the mutual fund which NATIONWIDE only nominally holds in its name on behalf of and for the benefit of the investors.

13. NATIONWIDE credits each investor with "units" of the sub-accounts in which the investor's funds are invested.

14. There is no limit to the number of sub-account units which NATIONWIDE can issue to investors who are willing to invest in the sub-accounts. Thus, NATIONWIDE is indifferent to the number of sub-account units it issues and has no interest in the relative percentage of an investor's ownership interest in a sub-account.

15. Units in NATIONWIDE sub-accounts can be traded, either by purchase or redemption, only once per day at 4:00 p.m. Eastern Time.

16. NATIONWIDE establishes a new daily "accumulation unit value" (AUV) for each sub-account once every trading day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time.

17. At the end of each trading day, NATIONWIDE (either directly or through a fund manager) valuates the assets in each mutual fund and establishes a "net asset value" for each mutual fund. That net asset value is the same net asset value NATIONWIDE uses to establish the corresponding sub-account's daily AUV.

18. The two factors which have the largest influence on the AUV are the value of the mutual fund portfolio and the total number of investors invested in that mutual fund (*i.e.*, the total number of investors who hold units in the sub-account which corresponds to any given mutual fund).

19. Because the sub-accounts' AUVs are based upon the per share value of the underlying mutual fund, the value of an investor's sub-account units will fluctuate as the value of the corresponding mutual fund fluctuates.

20. NATIONWIDE contracts with fund managers who manage the mutual funds in which NATIONWIDE invests sub-account funds.

21. The fund managers handle the day-to-day tasks associated with managing an investment portfolio, such as investment management and valuation of the mutual fund's underlying portfolio of securities.

NATIONWIDE SUB-ACCOUNTS' CORRESPONDING MUTUAL FUNDS' PORTFOLIOS INCLUDE FOREIGN SECURITIES

22. Some of the mutual funds in which the annuity sub-accounts are invested include in their portfolios securities which are traded in markets outside of the United States.

23. In valuing the assets of a mutual fund, the fund manager uses the last trade price in the home market of each of the securities in its portfolio. The home markets for the foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five to fifteen hours ahead of Eastern Time.

24. Thus, a five to fifteen hour interval elapses between the close of the foreign securities markets and NATIONWIDE'S calculation of its sub-accounts' AUVs.

25. For example, the exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. Tokyo time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. Tokyo time (2:00 a.m. Eastern time). When NATIONWIDE calculates the value of the mutual funds' portfolios which include Japanese securities, NATIONWIDE uses the prices at which those Japanese securities' closed on the Tokyo exchange (at 2:00 a.m. Eastern Time), closing prices that have been static for 14 hours.

26. There is a positive correlation between value movements in the U.S. markets and value movements in foreign markets. If the U.S. markets experience an upward movement in values, it can be predicted that foreign markets will move upward once trading begins the next day. Similarly, if the U.S. markets experience a downward movement in values, it can be predicted that foreign markets will move downward once trading begins the next day.

27. The greater the percentage increase or decrease in the value of U.S. markets, the more likely foreign markets will post corresponding value movements on the subsequent trading day. The probability

that the value movements of foreign markets will follow the previous day's value movements in U.S. markets is directly correlated to the degree or extent of the value movement of U.S. markets.

NATIONWIDE'S MISMANAGEMENT EXPOSES INVESTORS TO MARKET TIMING

28. A significant portion of the underlying securities in the mutual fund portfolios associated with the NATIONWIDE'S sub-accounts are listed on foreign exchanges and trade during each market's respective session.

29. When NATIONWIDE or its fund managers establish the share values of the mutual funds in which NATIONWIDE invests the sub-accounts' funds, they do not take into account on a daily basis any price relevant information (such as such as value movements in the U.S. markets, changes in world equity market indices, changes in the value of American Depository Receipts (ADRs), and fluctuations in foreign currency futures markets) that has become available in the interval between the close of the foreign markets and the calculation of the mutual funds' share values.

30. Such price relevant information is significant because the final market prices of the foreign securities often have become stale because they no longer reflect the current market value of the securities.

31. When the foreign securities prices are stale, NATIONWIDE (or its fund managers') use of such stale prices of the foreign securities to calculate the AUV causes the AUV to be either artificially high or artificially low.

32. NATIONWIDE'S calculation of artificially high or artificially low AUVs exposed existing sub-account holders to market timing traders who regularly purchase and redeem units of NATIONWIDE'S sub-accounts as part of a profitable, stale-price trading strategy.

33. Market timing is a short-term trading strategy by which the market timing trader takes advantage of the artificially low or high AUV's. Because NATIONWIDE uses stale pricing of foreign securities to calculate mutual fund share values and thus sub-account AUV's, market timers are able to predict

changes in the AUV's based on events that occur after the close of foreign securities markets but before the U.S. markets close.

34. Market timers buy units of NATIONWIDE'S sub-accounts on days when the U.S. markets move up, and they redeem units when the U.S. markets move down.

35. Due to NATIONWIDE'S use of stale pricing, anyone who buys NATIONWIDE'S sub-account units on days when the U.S. markets move up are buying units whose prices are artificially low, irrespective of whether the purchaser intends to market time. Similarly, anyone who redeems NATIONWIDE'S sub-account units on days when the U.S. markets move down are redeeming units whose prices are artificially high, irrespective of whether the purchaser intends to market time.

NATIONWIDE'S FAILURE TO PROHIBIT MARKET TIMING
DILUTES HOLDERS' OWNERSHIP INTERESTS

36. Every purchase of NATIONWIDE'S sub-account units at an artificially low AUV dilutes the ownership interests of all existing sub-account holders because the purchaser acquires a larger percentage of ownership interest of the sub-account than the purchaser would have acquired had NATIONWIDE not used stale prices of foreign securities to calculate the AUV.

37. Similarly, every redemption of NATIONWIDE sub-account units at an artificially high AUV dilutes the ownership interests of all other existing sub-account holders because the redeemer depletes sub-account assets more than they would have been depleted had NATIONWIDE not used stale prices of foreign securities to calculate the AUV.

38. NATIONWIDE'S use of stale prices of foreign securities to calculate the AUV does not, in and of itself, injure sub-account holders. Indeed, NATIONWIDE'S methodology for calculating the AUV could sometimes benefit holders to the extent that someone purchases units at an artificially high AUV or someone redeems units at an artificially low AUV. Moreover, if no trading occurs on a day when the AUV is artificially high or artificially low, holders are not injured.

39. Thus, it is NATIONWIDE'S failure to prohibit purchases of sub-account units at an artificially low AUV and redemptions of sub-account units at an artificially high AUV which injures existing holders of sub-account units.

40. The wealth represented by market timing dilution comes exclusively and dollar-for-dollar out of the pockets of existing holders of sub-account units.

PLAINTIFF AND CLASS MEMBERS HAVE NO FEDERAL SECURITIES LAW CLAIM

41. With respect to market timing or stale price trading in its annuities' sub-accounts, NATIONWIDE did not make any untrue statement or fail to disclose any material fact in connection with Plaintiff's or class members' purchases or sales of such annuities or purchases or sales of units in NATIONWIDE'S annuities' sub-accounts.

42. With respect to market timing or stale price trading in its annuities' sub-accounts, NATIONWIDE did not use or employ any manipulative or deceptive device or contrivance in connection with Plaintiff's or class members' purchases or sales of such annuities or purchases or sales of units in NATIONWIDE'S annuities' sub-accounts.

43. Market timing and stale price trading in NATIONWIDE's annuity sub-accounts does not materially benefit NATIONWIDE, its directors, officers or employees.

44. No purchaser of NATIONWIDE'S sub-account units is injured, in connection with his purchase, by any other trader's purchase of sub-account units at an artificially low AUV.

45. No purchaser of NATIONWIDE'S sub-account units is injured, in connection with his purchase, by any other trader's redemption of sub-account units at an artificially high AUV.

46. No seller of NATIONWIDE'S sub-account units is injured, in connection with the redemption of his sub-account units, by any other trader's purchase of sub-account units at an artificially low AUV.

47. No seller of NATIONWIDE'S sub-account units is injured, in connection with the redemption of his sub-account units, by any other trader's redemption of sub-account units at an artificially high AUV.

48. As a result, market timing and stale price trading injure only holders and do not injure purchasers or sellers of NATIONWIDE'S sub-account units.

49. Accordingly, because NATIONWIDE, with respect to market timing or stale price trading in its annuities' sub-accounts, did not make an untrue statement, fail to disclose any material fact or use or employ any manipulative or deceptive device or contrivance in connection with Plaintiff's or class members' purchases or sales of such annuities or purchases or sales of units in NATIONWIDE'S annuities' sub-accounts, Plaintiff and class members have no cause of action under federal securities law.

STALE PRICE TRADING DOES NOT INJURE NATIONWIDE AND IS THEREFORE NOT A SHAREHOLDERS' DERIVATIVE CLAIM

50. Market timing and stale price trading dilutes the value of investors' pooled investment in NATIONWIDE sub-accounts which, as alleged above, are the separate property of the investors and not the property of Nationwide.

51. Market timing and stale price trading does not injure NATIONWIDE or its property.

52. As a result, the dilution that occurs through market timing and stale price trading injures annuity holders directly.

53. Accordingly, Plaintiff brings this suit for mismanagement against NATIONWIDE as a direct action and not as a shareholders' derivative action.

54. Plaintiff and class members are not shareholders (or the equivalent) of NATIONWIDE, and for this additional reason cannot bring this suit against NATIONWIDE as a shareholder derivative action.

CLASS ACTION ALLEGATIONS

55. Through his ownership of the Nationwide Individual Flexible Purchase Payment Deferred Variable Annuity, Plaintiff at all times relevant to this Complaint held units in the Massachusetts Investors Growth Stock Fund sub-account for the purpose of long-term investment.

56. Plaintiff brings this class action on behalf of himself and on behalf of a class of all persons in the United States who held (through their ownership of an NATIONWIDE annuity or insurance products) units

of any NATIONWIDE sub-account invested in mutual funds which included foreign securities in their portfolios and which experienced market timing or stale price trading activity.

i. Excluded from the class are NATIONWIDE and any of its parent, subsidiary or affiliated corporations, as well as any of their controlled persons, officers, directors, agents, servants or employees, and the immediate family members of any such person; any judge who may preside over this case; all persons who have claims in excess of $75,000; and any investor who engaged in market timing trading in the NATIONWIDE sub-accounts which are the subject of this First Amended Complaint.

ii. Excluded from this Complaint are any claims Plaintiff or any class member may have based upon NATIONWIDE'S conduct in connection with Plaintiff's or any class member's purchase or sale of any NATIONWIDE annuity or insurance products.

57. Alternatively, if NATIONWIDE is found, with respect to market timing or stale price trading in its annuities' sub-accounts, to have made any untrue statement, failed to disclose any material fact, or used or employed any manipulative or deceptive device or contrivance, Plaintiff brings this class action on behalf of himself and on behalf of a class of all persons in the United States who, prior to NATIONWIDE'S untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NATIONWIDE annuity or insurance products) units of any NATIONWIDE sub-account invested in mutual funds which included foreign securities in their portfolios and which experienced market timing trading activity.

i. Excluded from this alternative class are NATIONWIDE and any of its parent, subsidiary or affiliated corporations, as well as any of their controlled persons, officers, directors, agents, servants or employees, and the immediate family members of any such person; any judge who may preside over this case; all persons who have claims in excess of $75,000; and any investor who engaged in market timing trading in the Nationwide sub-accounts which are the subject of this First Amended Complaint.

ii. Excluded from this Complaint are any claims Plaintiff or any class member may have with respect to any purchase or sale of any NATIONWIDE annuity or insurance products after NATIONWIDE'S untrue statement, omission of material fact, or use or employment of any manipulative or deceptive device or contrivance.

iii. Also excluded from this alternative class is any person whose only purchases of any NATIONWIDE annuity or insurance products all occurred after NATIONWIDE'S untrue statement, omission of material fact, or use or employment of any manipulative or deceptive device or contrivance.

iv. Also excluded from this Complaint are any other claims Plaintiff or any class member may have based upon NATIONWIDE'S conduct in connection with Plaintiff's or any class member's purchase or sale of any NATIONWIDE'S annuity or insurance products.

58. Plaintiff is a member of the class and will fairly and adequately assert and protect the interests of the class. Plaintiff's interests are coincident with, and not antagonistic to, those of other class members.

59. Plaintiff has retained attorneys who are experienced in class action litigation.

60. Members of the class are so numerous and geographically dispersed that joinder of all members is impracticable. While Plaintiff cannot ascertain the exact number and identity of class members prior to discovery, on information and belief, there are thousands of class members and their identity can be ascertained from NATIONWIDE'S books and records.

61. There are questions of law or fact common to the class.

62. Those common questions predominate over any questions affecting only individual members of the class.

63. Those predominating, common questions include, but are not limited to, the following:

i. whether in calculating daily AUV's NATIONWIDE negligently failed to evaluate on a daily basis price relevant information available after the close of the exchanges in which the securities in the mutual funds' portfolios trade, but before the calculation of the daily AUV, which was likely to change the value of the mutual fund securities and thus sub-account AUV's;

ii. whether in calculating daily AUV's NATIONWIDE negligently failed to implement valuation and pricing policies and procedures which would account for price relevant events occurring after the close of the exchanges in which the securities in the mutual funds' portfolios trade, but before the calculation of the daily AUV, whenever closing prices of mutual fund portfolio securities did not reflect their current market values;

iii. whether NATIONWIDE negligently failed to protect its sub-account holders from market timing or stale price trading;

iv. whether Plaintiff and the class have sustained damages as a result of NATIONWIDE'S negligence; and/or

v. the proper measure of any such damages.

64. The prosecution of separate actions by individual members of the class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and/or

ii. adjudication with the respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protest their interest.

65. The class action method is appropriate for the fair and efficient prosecution of this action.

66. Individual litigation of all claims, which might be brought by all class members, would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides a manageable means of bringing to rapid conclusion the claims of all persons with whom Plaintiff is similarly situated with respect to NATIONWIDE'S negligence as alleged herein.

COUNT I
(COMMON LAW NEGLIGENCE)

67. Plaintiff repeats and incorporates by reference paragraphs 1 through 66 as if fully set forth here.

68. As a specialist in the field of investment management, it became NATIONWIDE'S duty to exercise that degree of knowledge, skill and care ordinarily used, or which should be used, by reasonably well-qualified members of the investment management profession, including but not limited to the duties:

i. to use mutual fund share values predicated upon current market values when valuing sub-accounts and setting their daily AUVs; and/or

ii. to prevent market timing and/or stale price trading in sub-accounts to prevent the dilution of the ownership interests of existing sub-account holders.

69. NATIONWIDE knew or should have known that the closing prices for the foreign securities held in its sub-accounts' corresponding mutual funds' portfolios did not represent current market values of those foreign securities whenever price relevant events had occurred after the closing of foreign securities markets but before NATIONWIDE'S calculation of daily AUVs.

70. NATIONWIDE was negligent in one or more of the following ways:

i. failing to evaluate on a daily basis price relevant information available to NATIONWIDE after the close of foreign securities markets in which the underlying mutual funds' portfolios of securities traded;

ii. failing to adjust calculation of daily AUVs to take into account any changes in value of the foreign securities held in the underlying mutual funds' portfolios whenever price relevant events occurred after the closing of the foreign securities markets but before NATIONWIDE'S calculation of daily AUVs; and/or

iii. failing to implement policies and procedures which would protect sub-account holders such as Plaintiff and class members from the dilution effect of market timing and/or stale price trading.

71. As a direct and proximate result of NATIONWIDE'S negligence, Plaintiff and the class have suffered damages in an amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages and costs.

WHEREFORE, Plaintiff requests that the Court certify this action as a class action, enter judgment in favor of Plaintiff and the class and against NATIONWIDE LIFE INSURANCE COMPANY, and award Plaintiff and the class compensatory damages, prejudgment interest and costs of suit in an amount not to exceed $75,000 per plaintiff or class member. Plaintiff demands a trial by jury.

KOREIN TILLERY LLC

By: /s/ George A. Zelcs

GEORGE A. ZELCS
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: (312) 641-9750
Facsimile: (312) 641-9751
E-mail: gzelcs@koreintillery.com

KOREIN TILLERY LLC
STEPHEN M. TILLERY
EUGENE BARASH
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: (618) 277-1180
Facsimile: (314) 241-3525

SWEDLOW & KING LLC
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525
E-mail: king@swedlowking.com

LERACH COUGLIN STOIA GELLER
RUDMAN & ROBBINS LLP
JOHN J. STOIA, JR.
TIMOTHY G. BLOOD
AMELIA F. BURROUGHS
401 B Street, Suite 1600
San Diego, CA 92101
Telephone: (619) 231-1058
Facsimile: (619) 231-7423

BONNETT, FAIRBOURN,
FRIEDMAN & BALINT, P.C.
ANDREW S. FRIEDMAN
FRANCIS J. BALINT, JR.
2901 N. Central Avenue, Suite 1000
Phoenix, AZ 85012
Telephone: (602) 274-1100
Facsimile: (602) 274-1199

Attorneys for Plaintiff and the Class

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

T.K. PARTHASARTHY, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	Case No.: 03-L-1253
vs.	)	
T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al.,	)	
Defendants.	)	

THE T. ROWE PRICE AND AIM DEFENDANTS' MOTION TO DISMISS THE FIRST AMENDED COMPLAINT PURSUANT TO 735 ILCS 5/2-615 AND 5/2-619(a)(1)

The T. Rowe Price and AIM Defendants, by their attorneys, pursuant to Illinois Code of Civil Procedure §§ 2-615 and 2-619(a)(1), respectfully move this Court to dismiss the First Amended Complaint with prejudice on the ground that the Securities Litigation Uniform Standards Act, 15 U.S.C. § 77p(b) and § 78bb(f)(1) ("SLUSA"), bars the maintenance of Plaintiffs' State law claims in any State or Federal court. In support, The T. Rowe Price and AIM Defendants incorporate their accompanying memorandum of law filed contemporaneously herewith.

WHEREFORE, The T. Rowe Price and AIM Defendants pray for an Order dismissing the First Amended Complaint with prejudice, for their attorney's fees and expenses incurred herein, and such other and further relief as this Court deems just and appropriate.

Dated: August 10, 2007

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 10th day of August, 2007:

George A. Zelcs
Korein Tillery
205 North Michigan Plaza, Suite 1950
Chicago, IL 60601

Attorneys for Plaintiffs

Gordon R. Broom
Gary A. Meadows
Troy A. Bozarth
Hepler, Broom, MacDonald, Hebrank, True & Noce, LLP
103 W. Vandalia St., Suite 300
Edwardsville, IL 62025

Attorneys for Defendant Artisan Partners Limited Partnership

Stephen M. Tillery
Christine J. Moody
Korein Tillery
505 N. 7th Street, Suite 3600
St. Louis, MO 63101

Attorneys for Plaintiffs

John W. Rotunno
Kenneth E. Rechtoris
Bell, Boyd & Lloyd LLC
70 W. Madison Street, Suite 3100
Chicago, IL 60602-4207

Attorneys for Defendant Artisan Partners Limited Partnership

Robert L. King
505 N. 7th Street, Suite 3600
St. Louis, MO 63101

Attorney for Plaintiffs

Robert H. Shultz, Jr.
Richard K. Hunsaker
Heyl, Royster, Voelker & Allen
100 W. Vandalia Street, Suite 100
Edwardsville, IL 62025

Attorneys for Defendant Artisan Funds, Inc.

Klint L. Bruno
209 South LaSalle Street, Suite 701
Chicago, IL 60604

Attorney for Plaintiffs

David O. Stewart
Thomas B. Smith
Ropes & Gray LLP
700 12th Street, N.W., Suite 900
Washington, DC 20005

Attorneys for Defendant Artisan Funds, Inc.



END